SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 30, 2008

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   No <u>X</u>

Enclosure: Press release   RESTATEMENT OF RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2008 – REDUCTION IN HEADLINE LOSS

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

RESTATEMENT OF RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2008 – REDUCTION IN HEADLINE LOSS

The unaudited results for the quarter and six months ended 30 June 2008 were released on SENS on 31 July 2008. Following the publication of these results, AngloGold Ashanti has reassessed the accounting estimate for income taxes, for the effects and impact of the accelerated non-hedge derivative settlements in accordance with *IAS34 – Interim Financial Reporting.* Following this reassessment, the income tax expense has been reduced by R641 million (US$81m) for the period. This is as a result of IAS34 requiring that the income tax expense for interim reporting purposes to be calculated by applying to an interim period's pre-tax income, the estimated average annual effective income tax rate that would be applicable to the expected total annual earnings. It should be noted that the overprovision would have been reversed by financial year-end and therefore would not have had any effect on the full year's income tax expense and earnings. Nevertheless, in compliance with IAS34, AngloGold Ashanti has decided to revise its results for the quarter and six months ended 30 June 2008.

The effect of the reassessment is as follows:

Group Income Statement
Six months ended June 2008

	As Published		Adjustment		Restated	
	R m	$ m	R m	$ m	R m	$ m
Taxation expense	1,183	156	(641)	(81)	542	75
Net loss attributable to ordinary shareholders	4,630	310	(641)	(81)	3,989	229

Group Balance Sheet
at end June 2008

	As Published		Adjustment		Restated	
	R m	$ m	R m	$ m	R m	$ m
Taxation payable	1,313	168	(248)	(31)	1,065	137
Deferred taxation	8,366	1,068	(393)	(50)	7,973	1,018

For completeness, those pages of the report as published which are affected by the above revision have been corrected and are attached.

Restated documents attached:
          Summary of operating and financial review
          Group Income Statement
          Group Balance Sheet
          Statement of recognised income and expense
          Notes:
          1   Taxation
          2   Retained earnings and other reserves
          3   Headline (loss) earnings

Queries

South Africa	Tel:	Mobile:	E-mail:
Himesh Persotam (Investors)	+27 (0) 11 637 6647	+27(0)823393890	hpersotam@AngloGoldAshanti.com
Alan Fine (Media)	+27 (0) 11 637 6383	+27(0)833500757	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27(0)828960306	jjones@AngloGoldAshanti.com

Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti's operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking

statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2007, which was distributed to shareholders on 31 March 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events.

Report
Restated for the quarter and six months ended 30 June 2008

		Quarter ended Jun 2008 Restated	Six months ended Jun 2008 Restated	Quarter ended Jun 2008 Restated	Six months ended Jun 2008 Restated
		SA rand / Metric		US dollar / Imperial	
Operating review					
Gold					
Produced	- kg / oz (000)	**38,984**	76,194	**1,253**	2,450
Price received	- R/kg / $/oz	**(44,303)**	67,390	**(157)**	289
Price received normalised for accelerated settlement of non-hedge derivatives					
	- R/kg / $/oz	**178,796**	181,303	**717**	736
Total cash costs	- R/kg / $/oz	**108,195**	106,429	**434**	433
Total production costs	- R/kg / $/oz	**138,115**	137,238	**554**	558
Financial review					
Gross profit (loss)	- Rm / $m	**787**	(2,573)	**36**	(41)
Gross loss adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts	- Rm / $m	**(6,909)**	(4,814)	**(866)**	(592)
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives	- Rm / $m	**1,726**	3,821	**223**	497
Loss attributable to equity shareholders	- Rm / $m	**(176)**	(3,989)	**(87)**	(229)
Headline loss [1]	- Rm / $m	**(713)**	(4,593)	**(156)**	(307)
Headline loss adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond	- Rm / $m	**(6,877)**	(6,064)	**(865)**	(761)
Capital expenditure	- Rm / $m	**2,357**	4,287	**304**	561
Loss per ordinary share	- cents/share				
Basic		**(62)**	(1,412)	**(30)**	(81)
Diluted		**(62)**	(1,412)	**(30)**	(81)
Headline [1]		**(252)**	(1,626)	**(55)**	(108)
Headline loss adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond	- cents/share	**(2,434)**	(2,147)	**(306)**	(269)

Notes: 1.   Refer to note 3 "Notes" for the definition.

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Note	Quarter ended June 2008 Restated Unaudited	Six months ended June 2008 Restated Unaudited
Revenue		**7,720**	15,191
Gold income		**7,508**	14,753
Cost of sales		**(5,406)**	(10,398)
Loss on non-hedge derivatives and other commodity contracts		**(1,316)**	(6,928)
Gross profit (loss)		**787**	(2,573)
Corporate administration and other expenses		**(252)**	(467)
Market development costs		**(24)**	(48)
Exploration costs		**(269)**	(542)
Other operating expenses		**(48)**	(16)
Operating special items		**273**	355
Operating profit (loss)		**467**	(3,291)
Interest received		**102**	184
Exchange loss		**(28)**	(27)
Fair value adjustment on option component of convertible bond		**12**	183
Finance costs and unwinding of obligations		**(216)**	(481)
Share of associates' profit		**10**	10
Profit (loss) before taxation		**348**	(3,423)
Taxation	1	**(594)**	(542)
Loss after taxation from continuing operations		**(246)**	(3,966)
Discontinued operations			
Profit for the period from discontinued operations		**191**	188
Loss for the period		**(56)**	(3,778)
Allocated as follows:			
Equity shareholders		**(176)**	(3,989)
Minority interest		**121**	211
		(56)	(3,778)
Basic loss per ordinary share (cents) [1]			
Loss from continuing operations		**(130)**	(1,479)
Profit from discontinued operations		**68**	67
Loss		**(62)**	(1,412)
Diluted loss per ordinary share (cents) [2]			
Loss from continuing operations [3]		**(130)**	(1,479)
Profit from discontinued operations [3]		**68**	67
Loss [3]		**(62)**	(1,412)
Dividends [4]			
- Rm			148
- cents per Ordinary share			53
- cents per E Ordinary share			26

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

[4] Represents the dividend declared and paid during the period.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Note	Quarter ended June 2008 Restated Unaudited	Six months ended June 2008 Restated Unaudited
Revenue		**996**	1,983
Gold income		**968**	1,926
Cost of sales		**(698)**	(1,359)
Loss on non-hedge derivatives and other commodity contracts		**(235)**	(608)
Gross profit (loss)		**36**	(41)
Corporate administration and other expenses		**(33)**	(61)
Market development costs		**(3)**	(6)
Exploration costs		**(34)**	(71)
Other operating expenses		**(6)**	(2)
Operating special items		**36**	47
Operating loss		**(4)**	(134)
Interest received		**13**	24
Exchange loss		**(4)**	(4)
Fair value adjustment on option component of convertible bond		**2**	24
Finance costs and unwinding of obligations		**(28)**	(63)
Share of associates' profit		**1**	1
Loss before taxation		**(20)**	(151)
Taxation	1	**(76)**	(75)
Loss after taxation from continuing operations		**(95)**	(226)
Discontinued operations			
Profit for the period from discontinued operations		**24**	24
Loss for the period		**(71)**	(202)
Allocated as follows:			
Equity shareholders		**(87)**	(229)
Minority interest		**16**	27
		(71)	(202)
Basic loss per ordinary share (cents) [1]			
Loss from continuing operations		**(39)**	(89)
Profit from discontinued operations		**9**	8
Loss		**(30)**	(81)
Diluted loss per ordinary share (cents) [2]			
Loss from continuing operations [3]		**(39)**	(89)
Profit from discontinued operations [3]		**9**	8
Loss [3]		**(30)**	(81)
Dividends [4]			
- $m			18
- cents per Ordinary share			7
- cents per E Ordinary share			3

[1] Calculated on the basic weighted average number of ordinary shares.

[2] The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

[3] Calculated on the diluted weighted average number of ordinary shares.

[4] Represents the dividend declared and paid during the period.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Note	As at June 2008 Restated Unaudited
ASSETS		
Non-current assets		
Tangible assets		**53,752**
Intangible assets		**3,649**
Investments in associates		**396**
Other investments		**633**
Inventories		**3,030**
Trade and other receivables		**864**
Deferred taxation		**655**
Other non-current assets		**281**
		63,259
Current assets		
Inventories		**5,778**
Trade and other receivables		**1,905**
Derivatives		**4,810**
Current portion of other non-current assets		**2**
Cash restricted for use		**547**
Cash and cash equivalents		**3,914**
		16,955
Non-current assets held for sale		**10**
		16,965
TOTAL ASSETS		**80,224**
EQUITY AND LIABILITIES		
Share capital and premium		**22,495**
Retained earnings and other reserves	2	**(5,932)**
Shareholders' equity		**16,562**
Minority interests		**637**
Total equity		**17,199**
Non-current liabilities		
Borrowings		**7,387**
Environmental rehabilitation and other provisions		**4,049**
Provision for pension and post-retirement benefits		**1,247**
Trade, other payables and deferred income		**68**
Derivatives		**350**
Deferred taxation		**7,973**
		21,074
Current liabilities		
Current portion of borrowings		**10,103**
Trade, other payables and deferred income		**12,658**
Derivatives		**18,126**
Taxation		**1,065**
		41,952
Total liabilities		**63,025**
TOTAL EQUITY AND LIABILITIES		**80,224**
Net asset value - cents per share		**6,100**

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Note	As at June 2008 Restated Unaudited
ASSETS		
Non-current assets		
Tangible assets		**6,862**
Intangible assets		**466**
Investments in associates		**51**
Other investments		**81**
Inventories		**387**
Trade and other receivables		**110**
Deferred taxation		**84**
Other non-current assets		**36**
		8,076
Current assets		
Inventories		**738**
Trade and other receivables		**243**
Derivatives		**614**
Cash restricted for use		**70**
Cash and cash equivalents		**500**
		2,164
Non-current assets held for sale		**1**
		2,165
TOTAL ASSETS		**10,241**
EQUITY AND LIABILITIES		
Share capital and premium		**2,872**
Retained earnings and other reserves	2	**(758)**
Shareholders' equity		**2,114**
Minority interests		**81**
Total equity		**2,195**
Non-current liabilities		
Borrowings		**943**
Environmental rehabilitation and other provisions		**517**
Provision for pension and post-retirement benefits		**159**
Trade, other payables and deferred income		**9**
Derivatives		**45**
Deferred taxation		**1,018**
		2,690
Current liabilities		
Current portion of borrowings		**1,290**
Trade, other payables and deferred income		**1,616**
Derivatives		**2,314**
Taxation		**137**
		5,356
Total liabilities		**8,046**
TOTAL EQUITY AND LIABILITIES		**10,241**
Net asset value - cents per share		**779**

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

	Six months ended June 2008 Restated Unaudited SA Rand million	Six months ended June 2008 Restated Unaudited US Dollar million
Net loss on cash flow hedges removed from equity and reported in gold sales	1,017	134
Net loss on cash flow hedges	(763)	(100)
Hedge effectiveness	(2)	-
Loss on available-for-sale financial assets	(67)	(9)
Deferred taxation on items above	(51)	(6)
Translation	4,108	351
Net income recognised directly in equity	4,242	370
Loss for the period	(3,778)	(202)
Total recognised income for the period	464	168
Attributable to:		
Equity shareholders	203	143
Minority interest	261	25
	464	168

Rounding of figures may result in computational discrepancies.

Notes

for the second quarter and six months ended 30 June 2008

1. Taxation

	Quarter ended	Six months ended	Quarter ended	Six months ended
	Jun 2008	**Jun 2008**	**Jun 2008**	**Jun 2008**
	Restated	Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million		US Dollar million	
Current tax				
Normal taxation	**(22)**	(599)	**(5)**	(80)
Disposal of tangible assets (note 3)	**(3)**	(5)	**–**	(1)
Under provision prior year	**(28)**	(14)	**(4)**	(2)
	(53)	(618)	**(9)**	(83)
Deferred taxation				
Temporary differences	**997**	845	**126**	105
Unrealised non-hedge derivatives and other commodity contracts	**(1,545)**	(954)	**(194)**	(122)
Disposal of tangible assets (note 3)	**7**	(4)	**1**	–
Change in statutory tax rate	**–**	189	**–**	25
	(541)	76	**(67)**	8
Total taxation	**(594)**	(542)	**(76)**	(75)

Rounding of figures may result in computational discrepancies.

2. Retained earnings and other reserves

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial (losses) gains	Other comprehensive income	Total
SA Rand million - Restated						
Balance at December 2007	(5,524)	138	338	(108)	(1,011)	(6,167)
Deferred taxation rate change				(3)		(3)
Loss attributable to equity shareholders	(3,989)					(3,989)
Dividends	(148)					(148)
Transfers to foreign currency translation reserve	(12)		12			–
Disposal of subsidiary					(6)	(6)
Net loss on cash flow hedges removed from equity and reported in gold sales					1,005	1,005
Net loss on cash flow hedges					(758)	(758)
Hedge ineffectiveness					(2)	(2)
Deferred taxation on cash flow hedges and hedge effectiveness					(64)	(64)
Loss on available-for-sale financial assets					(67)	(67)
Deferred taxation on available-for-sale financial assets					16	16
Share-based payment for share awards and BEE transaction					186	186
Translation			4,175	2	(112)	4,065
Balance at June 2008	(9,673)	138	4,525	(109)	(813)	(5,932)

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial (losses) gains	Other comprehensive income	Total
US Dollar million - Restated						
Balance at December 2007	(1,020)	20	258	(16)	(148)	(906)
Deferred taxation rate change						–
Loss attributable to equity shareholders	(229)					(229)
Dividends	(18)					(18)
Transfers to foreign currency translation reserve	(2)		2			–
Disposal of subsidiary					(1)	(1)
Net loss on cash flow hedges removed from equity and reported in gold sales					132	132
Net loss on cash flow hedges					(99)	(99)
Hedge ineffectiveness					–	–
Deferred taxation on cash flow hedges and hedge effectiveness					(8)	(8)
Loss on available-for-sale financial assets					(9)	(9)
Deferred taxation on available-for-sale financial assets					2	2
Share-based payment for share awards and BEE transaction					24	24
Translation		(2)	351	2	3	354
Balance at June 2008	(1,269)	18	611	(14)	(104)	(758)

Rounding of figures may result in computational discrepancies.

3. Headline loss

	Quarter ended	Six months ended	Quarter ended	Six months ended
	Jun 2008	**Jun 2008**	**Jun 2008**	**Jun 2008**
	Restated	Restated	Restated	Restated
	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million		US Dollar million	
The loss attributable to equity shareholders has been adjusted by the following to arrive at headline loss:				
Loss attributable to equity shareholders	**(176)**	(3,989)	**(87)**	(229)
Impairment of tangible assets	**1**	4	**–**	–
Profit on disposal and abandonment of assets	**(272)**	(357)	**(35)**	(46)
Profit on disposal of investment in subsidiary	**(29)**	(29)	**(4)**	(4)
Profit on disposal of discontinued assets	**(217)**	(217)	**(27)**	(27)
Impairment of investment in associate	**13**	14	**2**	2
Profit on disposal of assets in associate	**(23)**	(23)	**(3)**	(3)
Taxation on items above – current portion (note 1)	**3**	5	**–**	1
Taxation on items above – deferred portion (note 1)	**(7)**	4	**(1)**	–
Discontinued operation – Taxation on item above	**(6)**	(6)	**(1)**	(1)
Headline loss	**(713)**	(4,593)	**(156)**	(307)
Cents per share [1]				
Headline loss	**(252)**	(1,626)	**(55)**	(108)

[1] *Calculated on the basic weighted average number of ordinary shares.*

Rounding of figures may result in computational discrepancies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 30, 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary